Exhibit 99.131

Date: April 5, 2021	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: FIRE & FLOWER HOLDINGS CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 30, 2021
Record Date for Voting (if applicable) :	April 30, 2021
Beneficial Ownership Determination Date :	April 30, 2021
Meeting Date :	June 9, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	318108107	CA3181081074

Sincerely,

Computershare

Agent for FIRE & FLOWER HOLDINGS CORP